Exhibit 1

                       KRUPP CASH PLUS LIMITED PARTNERSHIP


                                                January 29, 1997

Dear Unit Holder:

            As you are by now aware, Krescent Partners L.L.C., a Delaware limited liability company, and American Holdings I, L.P. a Delaware limited partnership (together, the "Purchasers"), have made an offer (the "Krescent-AHI Offer") to purchase Depositary Receipts representing limited partnership units ("Units") of Krupp Cash Plus Limited Partnership (the "Partnership") for $6.00 per Unit.

            THE KRUPP CORPORATION, A GENERAL PARTNER OF THE PARTNERSHIP (A "GENERAL PARTNER"), IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, HAS DETERMINED THAT THE KRESCENT-AHI OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE UNIT HOLDERS. THE GENERAL PARTNER RECOMMENDS THAT THE HOLDERS OF UNITS REJECT THE KRESCENT-AHI OFFER AND NOT TENDER THEIR UNITS PURSUANT THERETO.

            The General Partner reached this conclusion after considering a number of factors, including, but not limited to, the following:

            o THE PRICE PER UNIT OFFERED BY THE PURCHASER DOES NOT REFLECT THE VALUE INHERENT IN THE UNITS. The price being offered by the Purchaser is only 66.5% of the General Partner's estimate of the Partnership's net asset value of $9.02 per Unit. Such estimate was determined based on independent third party appraisals of the Partnership's properties and taking into account the other assets and liabilities of the Partnership. (Such estimate does not necessarily reflect the amount which a Unit holder would ultimately receive if the Partnership were liquidated. For example, it does not take into account transaction costs relating to the sale of the Partnership's properties, which would reduce amounts available for distribution. In addition, market conditions will affect the amounts available for distribution.) Although Unit holders, in exchange for receiving the certainty of a cash purchase price from the Purchasers, may prefer to forego the opportunity to hold their Units and receive proceeds upon the potential future liquidation of the Partnership's assets in excess of the amount







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                  being offered by the Purchasers, the General Partner believes that the price specified in the Krescent-AHI Offer reflects too great a discount to value.

            o AS STATED BY THE PURCHASERS IN THE KRESCENT-AHI OFFER, THE PURCHASERS ARE MAKING THE KRESCENT-AHI OFFER WITH A VIEW TO MAKING A PROFIT. Accordingly, there is a conflict of interest between the Purchasers' desire to purchase the Units at a low price and the Unit holders' desire to sell their Units at a high price.

            o UNIT HOLDERS WHO ACCEPT THE KRESCENT-AHI OFFER WILL NO LONGER RECEIVE CASH DISTRIBUTIONS. The Partnership currently is paying a quarterly cash distribution of $0.1375, or $0.55 annually, per Unit. Unit holders who sell their Units to the Purchasers will lose their right to receive future quarterly distributions from operations that are payable in respect of Units. Furthermore, Unit holders who sell their Units to the Purchasers will lose their right to future distributions from future sales of Partnership properties.

            Enclosed is a copy of the Partnership's Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Krescent-AHI Offer. Limited partners are advised to carefully read the Schedule 14D-9.

            Please do not hesitate to call our Investor Communication representatives at 1-800-255-7877 for assistance in any Partnership matter.

                                        Sincerely yours,


                                        Laurence Gerber
                                        The Krupp Corporation, a General
                                        Partner





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